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17016856

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Securities and Exchange

FEB 08 2017

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69383

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Battery East Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

915 Battery Streey, 1st Floor
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker (205) 721-0507
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper, LLP
(Name -- if individual, state last, first, middle name)

One Market, Landmark, Suite 620	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Sobel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Battery East Group, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Sobel 2/27/17
Signature

Managing Director
Title

Notary Public

* See Attached Acknowledgement

This report** contains (check all applicable boxes):

- [X] (a) Report of Independent Registered Public Accounting Firm
- [X] (b) Facing page.
- [X] (c) Statement of Financial Condition.
- [X] (d) Statement of Operations
- [X] (e) Statement of Changes in Member's Equity
- [X] (f) Statement of Cash Flows
- [ ] (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (h) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- [X] (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (m) An Oath or Affirmation.
- [X] (n) A copy of the SIPC Supplemental Report.
- [X] (o) Exemption from SEA Rule 15c3-3

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN FRANCISCO)

On FEBRUARY 27, 2017 before me, GISELLE MARIE LUJAN
(insert name and title of the officer)

personally appeared MICHAEL SOBEL,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


GISELLE MARIE LUJAN
Commission # 2125801
Notary Public - California
San Francisco County
My Comm. Expires Sep 3, 2019

Signature  (Seal)

* Oath or Affirmation

Battery East Group, LLC
Table of Contents
December 31, 2016

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3–7



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Battery East Group, LLC

We have audited the accompanying statement of financial condition of Battery East Group, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Battery East Group, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, CA
February 17, 2017

Battery East Group, LLC
Statement of Financial Condition
December 31, 2016

	2016
Assets	
Cash	$ 2,645,061
Receivable from member	502
Prepaid expenses and other assets	369,519
Fixed assets, net of accumulated depreciation and amortization of $59,264	843,158
Total Assets	$ 3,858,240
Liabilities and Members' Equity	
Accounts payable and accrued expenses	$ 133,360
Deferred rent	95,698
Total Liabilities	229,058
Members' Equity	
Members' equity	3,629,182
Total Liabilities and Members' Equity	$ 3,858,240

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Summary of Accounting Policies

Organization and Nature of Business

Battery East Group LLC, dba Scenic Advisement, (the "Company") is a Delaware Limited Liability Company formed on August 29, 2013, and its principal place of business is located in San Francisco, California. The Company is a private placement broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), on August 15, 2014 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker-dealer in the state of California effective August 20, 2014, and also registered with 15 additional states.

In accordance with the Company's operating agreement, the Company will continue in existence unless dissolved by the members.

The Company is an investment banking advisory firm providing advice to corporations, private equity investors, partnerships and institutions. The Company provides high quality independent advice and transaction execution capabilities to corporations and investors in connection with secondary market transactions in private company shares.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Investment Banking Success Fees/Commission Income

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Success fees and commission income from private placements are recognized upon completion of the transaction process. Costs associated with transaction fees are expensed as incurred.

Cash

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Deposits held by commercial bank may, at times, exceed federally insured limits. The Company has never experienced any losses related to this balance. As of December 31, 2016, there were no cash equivalents.

Fair Value of Financial Instruments

The Company recognizes and measures its fair value of financial instruments in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 820 which defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. The Company has Cash valued at $2,645,061, it is carried as a level 1 input at December 31, 2016.

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly. The Company has accounts payable valued at $133,360, it is carried as a level 2 input at December 31, 2016.

Level 3 – Unobservable inputs for the assets or liabilities. The Company does not have any level 3 inputs at December 31, 2016.

	Fair Value of Instruments at December 31, 2016				
	Carrying Value	Level 1	Level 2	Level 3	Total
Assets					
Cash	$ 2,645,061	$ 2,645,061	$ -	$ -	$ 2,645,061
Liabilites					
Accounts payable	133,360	-	133,360	-	133,360
Instruments, at fair value	**$ 2,778,421**	**$ 2,645,061**	**$ 133,360**	**$ -**	**$ 2,778,421**

Accounting Policies for Furniture and Equipment

The Company has established accounting policies which establish the minimum cost of $750 (capitalization amount) that is used to capitalize assets above certain thresholds. Office equipment and furniture are depreciated over their useful lives of three years to five years. Tenant improvements are amortized over the lesser of the asset's useful life or the term of the lease.

Income Taxes

The Company was formed as a Delaware Limited Liability Company ("LLC"). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There were no uncertain tax positions as of December 31, 2016.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local, and foreign jurisdictions, where applicable.

Significant Customers

For the year ended December 31, 2016, one of the three customers accounted for 69% of total revenue.

2. Fixed Assets

During 2016 the Company incurred significant expenditures to improve the layout, infrastructure and décor of their offices in San Francisco. Related capital expenditures included tenant improvements and office furniture and fixtures; the incurred costs totaled $862,320 as of December 31, 2016.

The components of the Company's fixed assets as December 31, 2016 were as follows:

	2016
Furniture and equipment	$ 170,128
Computers and electronics	22,428
Tenant improvements	709,866
	902,422
Less: Accumulated depreciation and amortization	(59,264)
Net fixed assets	$ 843,158

3. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consisted of the following as of December 31, 2016:

	2016
Prepaid expenses	$ 216,062
Other assets	
FINRA flex account	188
Security deposit	153,269
Total prepaid expenses and other assets	$ 369,519

4. Member's Equity

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by the member may be made from time to time with the consent and approval of the managing members as set forth in the Company's LLC Agreement.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2016, the Company had net regulatory capital of $2,416,003, which was $2,400,732 in excess of its minimum required net capital of $15,271 for the year ended December 31, 2016. The Company's ratio of aggregate indebtedness to net capital was .09 to 1.0 as of December 31, 2016.

6. Commitments

The Company entered into a lease agreement for its new San Francisco office facilities. This lease, which commenced on July 1, 2016 is for a period of 7 years. Under the provisions of this lease no rent was due for the first 4 months of the lease term and in the month of July 2017 and 2018. Starting November 1, 2016 rent at a base rate of $24,375 per month was due and included a 1.93% market value increase per year. A security deposit of $146,250 was paid to the landlord during 2016. Straight-line recognition of the lease under GAAP results in a deferred rent liability of $95,698 as of December 31, 2016.

Minimum future rental payments on this lease subsequent to December 31, 2016 are as follows:

Year ending December 31	
2017	$ 270,477
2018	275,697
2019	306,832
2020	312,754
2021	318,790
Thereafter	488,967
	$ 1,973,517

7. Indemnifications

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

8. Subsequent Events

Management concluded that no material subsequent events have occurred since December 31, 2016 except for member distributions of $327,621 that were paid in January 2017.

Battery East Group, LLC

Annual Audit Report

December 31, 2016

CONFIDENTIAL DOCUMENT

This report is deemed confidential in accordance with rule 17A-5(e)(3) under the Securities Exchange Act of 1934. The statement of financial condition has been filed with the Securities and Exchange Commission simultaneously here with as a public document.